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                                                                       EXHIBIT 8

June 5, 1996


Board of Directors
Physicians Health Association, LTD.
77 Westport Plaza, Suite 500
St. Louis, Missouri 63146

           Re: Certain Federal Income Tax consequences arising from the Merger contemplated by that certain Agreement and Plan of Merger by and among United HealthCare Corporation, UHC Brown Acquisition, Inc., and Physicians Health Association, LTD. dated February 21, 1996 (the "Agreement").

Gentlemen:

     In accordance with your request, set forth below is the opinion of this Firm relating to certain federal income tax consequences of the Merger pursuant to which Physicians Health Association, LTD., ("Company") will be merged into UHC Brown Acquisition, Inc. ("Acquiror Sub"), a wholly owned subsidiary of United HealthCare Corporation ("Acquiror"). Words and phrases capitalized herein regardless of their order of appearance within a sentence shall have the meaning specified in the Agreement unless otherwise defined herein. All section references shall be to sections of the Internal Revenue Code of 1986, as amended, unless indicated otherwise.

     The following assumptions have been made in connection with our opinions:

     1. The Merger will be implemented strictly in accordance with the terms of the Agreement.

     2. All conditions precedent contained in the Agreement shall be performed or waived prior to completion of the Merger.

     3. The aggregate fair market value of the consideration to be received in the Merger by each holder of Company common stock will be approximately equal to the aggregate fair market value of the Company common stock surrendered in exchange therefore, as determined by arms length negotiations between the managements of Company and Acquiror. Except for holders of Dissenting Shares, no holder of Company common stock will receive in exchange for such stock, directly or indirectly, any consideration in the Merger other than the Merger Consideration (including cash paid in lieu of fractional shares of Acquiror common stock).

     4. To the best of knowledge of the management of Company, there is no plan or intention on the part of the shareholders of Company to sell, exchange or otherwise dispose of a number of shares of Acquiror stock received in the transaction that would reduce the Company shareholders' ownership of Acquiror stock to a number of shares having a value as of the date of the Merger of less than 50 percent of the value of all of the formerly outstanding stock of Company as of the same date. For purposes of this representation, shares of Company stock exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of Acquiror Stock will be treated as outstanding Company stock on the date of the Merger. Also, holders of Dissenting Shares, if any, will own less than 50 percent of the outstanding shares of Company.

      5. Acquiror Sub will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Company immediately prior to the Merger. For the purpose of this assumption, amounts, if any, paid by Company out of Company assets to
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holders of Dissenting Shares, or in payment of Company's reorganization expenses, will be included in the assets held immediately prior to the Merger.

     6. Prior to the Merger, Acquiror will be in control of Acquiror Sub within the meaning of Section 368 (c) of the Internal Revenue Code.

     7. Following the Merger, Acquiror Sub will not issue additional shares of its stock that will result in Acquiror losing control of Acquiror Sub within the meaning of Section 368 (c).

     8. Acquiror has no plan or intention to reacquire any of its stock issued in the Merger.

     9. Acquiror has no plan or intention to liquidate Acquiror Sub, to merge Acquiror Sub with and into another corporation; to sell or otherwise dispose of the stock of Acquiror Sub, or to cause Acquiror Sub to otherwise dispose of any of the assets of Company acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368 (a)(2)(C).

     10. The liabilities of Company assumed by Acquiror Sub and the liabilities to which the transferred assets of Company are subject were incurred by Company in the ordinary course of its business.

     11. Following the Merger, Acquiror Sub will continue the historic business of Company or use a significant portion of Company's historic business assets in a business.

     12. Acquiror, Acquiror Sub, Company, and the shareholders of Company will pay their own respective expenses, if any, incurred in connection with the Merger.

     13. There is no intercorporate indebtedness existing between Acquiror and Company or between Acquiror Sub and Company that was issued, acquired, or that will be settled at a discount.

     14. No two parties to the transaction are investment companies as defined in Section 368 (a)(2)(F)(iii) and (iv).

     15. Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368 (a)(3)(A).

     16. The fair market value of the assets of Company transferred to Acquiror Sub will equal or exceed the sum of the liabilities assumed by Acquiror Sub, plus the amount of liabilities, if any, to which the transferred assets are subject.

     17. No stock of Acquiror Sub will be issued in the transaction. None of the compensation received by any shareholder-employee of Company will be separate consideration for, or applicable to, any of their shares of Company stock; none of the shares of Acquiror stock received by any shareholder-employee will be separate consideration for, or applicable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to parties bargaining at arm's length for similar services.

     18. Payment of cash in lieu of fractional shares of Acquiror common stock is solely for the purpose of avoiding the expense and inconvenience of issuing fractional shares of Acquiror common stock and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to the Company shareholders instead of transferring fractional shares of Acquiror stock will not exceed 1% of the total consideration that will be transferred in the Merger to the Company shareholders in exchange for their shares of Company stock. The fractional share interest of each Company shareholder will be aggregated, and no Company shareholder will receive cash in an amount equal to or greater than the value of one full share of Acquiror stock
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Opinions
- --------

     Based solely on our review of the Agreement and the assumptions and representations set forth above and our analysis and examination of federal income tax laws, rulings, regulations, and judicial precedents we render the following opinions:

     1. The Merger will constitute a reorganization under the provisions of 368 (a)(1) (A) and 368 (a)(2)(D). Company, Acquiror and Acquiror Sub will each be a "a party to a reorganization" within the meaning of Section 368 (b).

     2. Gain, if any, will be realized by Company shareholders who receive both Acquiror common stock and cash in exchange for Company common stock. Gain is recognized by each such shareholder, but not in excess of the amount of cash received. If the exchange has the effect of a distribution of a dividend, then the amount of gain recognized that is not in excess of each shareholder's ratable share of undistributed earnings and profits of Acquiror is treated as a dividend. The determination of whether the exchange has the effect of a distribution of a dividend is made on a shareholder by shareholder basis.

     3. Dissenting shareholders who receive solely cash in exchange for their shares of Company stock will be treated as having received such payments as distributions in redemption of their shares of Company stock, subject to the provisions and limitations of Section 302. After such distribution, if a former Company shareholder neither owns Acquiror stock nor is deemed to own Acquiror stock under the constructive ownership rules of Section 318, the redemption will be a complete termination of interest within the meaning of Section 302 (b)(3) and will be treated as a distribution in full payment in exchange for Company stock as provided in Section 302 (a). Accordingly, such shareholders will recognize gain or loss under Section 1001, measured by the difference between the amount of cash received and his or her adjusted basis in the Company stock surrendered.

     4. The payment of cash in lieu of fractional shares of Acquiror stock shall be treated for federal income tax purposes as if fractional shares were issued in the Merger and then redeemed by Acquiror. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302 (a).

     5. The holding period of the Acquiror common stock received by the shareholders of Company will include the period during which Company stock surrendered therefore was held, provided the Stock of Company is a capital asset in the hands of shareholders of Company on the date of the exchange.

     6. The basis of a shareholder's Company stock exchanged in the Merger shall first be allocated to the Acquiror stock received in exchange therefore up to the fair market value of such Acquiror stock. Excess basis, if any, shall be allocated to payments, if any, received from the Escrow in exchange for such shareholders Company stock (exclusive of payments which represent earnings on the Escrow Amount).

     7. Payments of cash received by Company shareholders from the Escrow representing earnings on the Escrow amount will be taxed as ordinary income for the period in which such income was received by the Escrow.

     8. Payments received by Company shareholders from the Escrow representing payments in exchange for Company stock and cash payments in lieu of fractional shares will be recognized as income when deemed received by such shareholders. The date upon which such contribution is deemed received will depend in part upon the nature and timing of claims against the Escrow. It is likely, but not certain, that the cash contributed to the Escrow (net of expenses relating to the Merger, including compensation, charged against the Escrow) will be deemed to be received as of the effectiveness of the Merger unless other possible claims are asserted and raise a substantial likelihood that portions of the principal of the Escrow will be paid or forfeited in settlement of such claims.
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     We emphasize that with respect to some of the above material there is no definitive authority for the opinions expressed. Our opinion merely represents our best judgement of existing applicable federal income tax law which could be subject to a different interpretation. Consequently, there is no guarantee that the tax treatment of some of the items expressed above, especially the tax character of, and timing of income tax consequences with respect to cash payments from the Escrow, will not be challenged by the Internal Revenue Service. Each shareholder of Company is urged to consult his own tax advisor as to the specific tax consequences of the Merger to that shareholder.

     The foregoing opinions are based upon current law and the assumptions stated in this letter. Our opinion is limited to the matters discussed herein. No opinion is expressed with respect to the tax treatment of the Merger under the provisions of the laws of any state, local or foreign jurisdiction. No opinion is to be implied or inferred beyond the matters expressly discussed herein.

     We consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-4 of United HealthCare Corporation relating to the registration under the Securities Act of 1933 of the shares of UHC Common Stock to be issued in the Merger and the references to this firm under the captions "Legal Matters" and "The Merger - Certain Federal Income Tax Consequences" in the Prospectus constituting part of the Registration Statement.

                                              Very truly yours,

                                              GREENSFELDER, HEMKER & GALE, P.C.